INNATE PHARMA SA
HALF-YEAR FINANCIAL REPORT
JUNE 30, 2024

INNATE PHARMA S.A.
French société anonyme governed by an Executive Board and a Supervisory Board with a share capital of 4,049,171.60 euros composed of
80,969,357 ordinary shares, and 14,075 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France
Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Executive Board of the Company on September 11, 2024, and have been subject to a limited review by our Statutory Auditors. They have been examined by the Supervisory Board of the Company on September 11, 2024.

SUMMARY

PRELIMINARY NOTE AND DISCLAIMER ON FORWARD-LOOKING INFORMATION AND RISK FACTORS................................................................................................................................................	3
INNATE PHARMA AT A GLANCE.............................................................................................................	4
HALF-YEAR MANAGEMENT REVIEW......................................................................................................	5
A.Revenue and other income.....................................................................................................	6
B.Operating expenses.................................................................................................................	9
C.Net financial income (loss).....................................................................................................	11
D.Balance sheet items.................................................................................................................	12
E.Cash-flow items.......................................................................................................................	13
F.Key events since January 1, 2024............................................................................................	14
G.Nota.........................................................................................................................................	15
H.Main risks and uncertainties for the remaining six months of the fiscal year..........................................................................................................................................	15
I.Related party transactions......................................................................................................	15
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024..........................................................................................................................	16
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)....................................................................................................................................	16
B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)...........................................................................	17
C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)..............................................................................................................	17
D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)........................................................................................................................................	18
E.Interim Consolidated Statements of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)....................................................................................	20
F.Interim Condensed Notes to the Consolidated Financial Statements..............................................................................................................................	21
STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION.......................................................................................................................................	43
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT..................................................................................................................................................	44

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PRELIMINARY NOTE AND DISCLAIMER ON FORWARD-LOOKING INFORMATION AND RISK FACTORS

In this interim financial report, unless stated otherwise, the terms the “Company,” “Innate,” “Innate Pharma” and “Group” refer to Innate Pharma SA and its subsidiary.

This interim report contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than those relating to present and historical facts and conditions contained in this interim report, including statements regarding the Company’s future results of operations and financial position, business strategy, plans and the Company’s objectives for research and development and future operations, are forward-looking statements. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this interim report.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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INNATE PHARMA AT A GLANCE
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2024 generated a net loss of 24,764 thousand euros. As of June 30, 2024, shareholders' equity amounted to 28,796 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments and debt financing.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2024, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in the United States, and had 168 full time equivalent employees as of June 30, 2024.
Learn more about Innate Pharma at www.innate-pharma.com (please note the contents of the website are not incorporated into this report) .

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HALF-YEAR MANAGEMENT REVIEW
The key elements of Innate Pharma’s financial results for the first half of 2024 are as follows:
•Cash, cash equivalents and financial assets (current and non-current) amounting to €102.1m (million euros) as of June 30, 2024 (€102.3m as of December 31, 2023). At the same date, the financial liabilities amounted to €35.5m, including €26.6m of non-current liabilities (€39.9m as of December 31, 2023, including €31.0m of non-current financial liabilities).
•Revenue and other income amounting to €12.3m (€40.2m for the first half of 2023). This amount mainly results from collaboration and licensing revenue (€8.3m) and from research tax credit (€4.1m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune and Sanofi/Genzyme.
•Operating expenses amounting to €38.7m (€40.6m for the first half of 2023), of which 75.2% are related to research and development. Research and development expenses amount to €29.1m compared to €31.5m for the first half of 2023 and decrease by €2.4m, mainly explained by lower personnel and other R&D expenses by €2.2 millions (-15.4%). This decrease is due to an non-recurring amortization charge in the first half of 2023, related to the IPH5201 rights (full amortization of the additional €2.0 million invoice from Orega Biotech following the dosing of the first patient in the Phase 2 MATISSE clinical trial in June 2023). Additionally, direct R&D expenses, which slightly decreased by €0.2 million, remained at €17.1 million, with an acceleration in preclinical spending related to the Antibody-Drug Conjugates (ADC) program offsetting the decrease in expenses related to certain more mature clinical-stage programs.
•General expenses amounting to €9.6 million (compared to €9.1 million in the first half of 2023), an increase of €0.4 million. This increase is due to a €0.4 million decrease in personnel expenses linked to a reduction of the administrative staff (39 employees as of June 30, 2024, compared to 45 as of June 30, 2023), bringing personnel expenses to €4.0 million in the first half of 2024, more than offset by a €0.3 million increase in non-scientific and consulting fees, which amounts to €1.9 million in the first half of 2024, resulting from greater reliance on recruitment agencies, and (III) a €0.5 million increase in other expenses, mainly due to the derecognition of returned spaces in the first half of 2023 (as a reminder, on March 13, 2023, the Company signed an amendment to the lease of the 'Le Virage' building, aimed at reducing the area of leased premises) and the sale of related furniture during the same period, which led to an exceptional reduction in these charges in the first half of 2023.
•A net loss for the first half of 2024 amounting to €24.8m (compared to net income of €1.7m for the first half of 2023).
Note on change of accounting standards during the period
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2024 and, as such, they have been adopted by the Company:
•Amendements to IAS 1 : Classification of liabilities with covenants;
•Amendements to IAS 7 and IFRS 7 : Supplier finance arrangements;
•Amendements to IFRS 16 : Lease liability in a sale and leaseback.
Those amended standards have no impact on the interim condensed consolidated financial statements.

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A.Revenue and other income
Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. They decreased by €27.9 million, to €12.3 million for the six months ended June 30, 2024, as compared to revenue and other income of €40.2 million for the six months ended June 30, 2023.

in thousands of euro	June 30, 2024	June 30, 2023
Revenue from collaboration and licensing agreements	8,293	35,344
Government funding for research expenditures	4,052	4,854
Revenue and other income	12,345	40,198
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €27.1 million, to €8.3 million for the six months ended June 30, 2024, as compared to revenue from collaboration and licensing agreements of €35.3 million for the six months ended June 30, 2023. As a reminder, these revenues mainly resulted from the spreading of proceeds received in connection with the agreements signed with AstraZeneca in April 2015 and October 2018 with Sanofi in 2016 and 2022 and with Takeda in 2023. These revenues are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. Revenue from collaboration and licensing agreements are set forth in the table below:

(in thousands of euro)	June 30, 2024	June 30, 2023

Proceeds from collaboration and licensing agreements	7,396	34,729
of which monalizumab agreement (AstraZeneca)	2,994	9,503
of which 2016 Sanofi agreement	4,000	2,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	199	18,672
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment, income related to the option exercise and income related to the completion of work in line with the joint research program	203	—
of which Takeda agreement	—	4,553
Invoicing of R&D costs (IPH5201 agreement)	897	616
Revenue from collaboration and licensing agreements	8,293	35,344

Proceeds from collaboration and licensing agreements

For monalizumab, these amounts result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100 million milestone regarding the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view of the commitment linked to the agreement for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
In addition to these amounts, AstraZeneca made an additional payment of $50.0 million in June 2022, triggered by the treatment of the first patient in a second Phase 3 trial evaluating monalizumab in April 2022. This additional
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payment has been treated as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) for an amount of $36.0 million in view to the contractual commitment linked to the Phase 1/2 studies (co-funding under the initial contract). The remaining $14.0 million was treated as a change in estimate of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies.
The amounts not yet recognized in revenue are classified as deferred revenue.
Proceeds related to monalizumab - AstraZeneca:
Revenue related to monalizumab decreased by €6.5 million, to €3.0 million for the six months ended June 30, 2024, as compared to €9.5 million for the six months ended June 30, 2023. This decrease is mainly due to the recognition of increased revenue in the first six months of 2023. Indeed, as of June 30, 2023, the Company had analyzed the cost base used to calculate the percentage of completion of Phase 1/2 trials in connection with their progress. This analysis led to a reduction in the cost base through a re-estimation of projected expenses. As a result, this adjustment on the cost base had a positive impact on the percentage of completion and led to the recognition of additional revenue of €5.9 million for the first half of 2023 which was not replicated in 2024.
As of June 30, 2024, the deferred revenue related to monalizumab is €2.0 million entirely classified as “Deferred revenue—Current portion” in connection with the progress of Phase 1/2 trials.
Proceeds related to Sanofi licensing and collaboration agreement (2016) :
Revenue related to the license and collaboration agreement signed with Sanofi in 2016 increased by €2.0 million, to €4.0 million for the six months ended June 30, 2024, as compared to €2.0 million for the six months ended June 30, 2023. On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4.0 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024.As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.
Proceeds related to Sanofi research collaboration and licensing agreement (2022) :
As a reminder, on December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research activities and €5.0 million for the option on two additional targets.
The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, the €18.5 million upfront payment relating to the exclusive license was fully recognized in revenue as of June 30, 2023.
The Company will perform collaborative research activities for an initial estimated three-year period from the effective date of the collaboration, i.e. January 24, 2023. During this period, Sanofi and Innate will collaborate and work on research activities as defined in the research program described in the agreement. Consequently, the
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corresponding upfront payment of €1.5 million is recognized on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. As a result, a €0.2 million has been recognized in revenue as of June 30, 2024 and June 30, 2023. Amounts not recognized in revenue are classified as deferred revenue—current portion for €0.4 million and deferred revenue—non-current portion for €0.5 million.
As previously announced, on December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two targets. As a consequence, the Company recognized related income of €2.5 million as of December 31, 2023. This option exercise also resulted in a milestone payment of €15.0 million, including €13.3 million in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1.7 million in respect of research activities to be carried out by the Company, which will be recognized in income on a straight-line basis over the duration of the research work that the Company has agreed to carry out. Sanofi and Innate will collaborate and work on the research activities defined in the contractual research program. This work began during the first half of 2024. An amount of €0.2 million has been recognized in revenue as of June 30, 2024. Amounts not recognized in revenue are classified as deferred revenue—current portion for €0.4 million and deferred revenue—non-current portion for €1.1 million.
Proceeds related to Takeda licensing agreement (2023) :
Revenues under the license agreement signed with Takeda in 2023 are nil for the first half of 2024, compared to €4.6 million for the first half of 2023. On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue as of June 30, 2023.
Invoicing of research and development costs - AstraZeneca:
Pursuant to our agreements with AstraZeneca, external research and development costs related to IPH5201 are equally shared between Innate Pharma and AstraZeneca, in accordance with the amendment signed in June 2022. These costs are invoiced back on a quarterly basis.
Revenue from invoicing of research and development costs for the six months ended June 30, 2024 increased by €0.3 million as compared to the six months ended June 30, 2023. The change between the two periods is mainly explained by the increase in research and development costs incurred by the Company under these agreements during the first half of 2024 in line with the clinical trial progress.
Government financing for research expenditures
The table below details government financing for research expenditures for the six months ended June 30, 2024 and 2023.

in thousands of euro	June 30, 2024	June 30, 2023

Research tax credits	4,050	4,854 (1)
Grants	2	—
Government financing for research expenditures	4,052	4,854
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(1) As of June 30, 2023, the amount is mainly composed of (i) the research tax credit calculated and recognized for the first half of 2023 for an amount of €5.0 million from which is subtracted (ii) a provision amounting to €0.2 million relating to the additional provision in connection with the tax inspection carried out in 2022 by the French tax authorities relating to the 2019 and 2020 financial years, as well as the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years.
Government financing for research expenditures decreased by €0.8 million, or 16.5%, to €4.1 million for the six months ended June 30, 2024 as compared to €4.9 million for the six months ended June 30, 2023. This change is mainly due to the €1.5 million decrease in the research tax credit, resulting from (i) the absence of depreciation for IPH5201 rights in the first half of 2024, compared with the depreciation recognized in the first half of 2023 following the additional payment of €2.0 million to Orega Biotech following the dosing of the first patient in the MATISSE Phase 2 clinical trial, (ii) a decrease in amortization expense for the monalizumab intangible asset, which is nearing the end of its amortization period, and (iii) a reduction in eligible R&D personnel costs.
However, these decreases were offset by a €0.5 million increase in Research tax credits (Crédits d’impôt Recherches or “CIR”) from public and private R&D subcontracting expenses over the period included in the calculation of the research tax credit, due to the inclusion, for the first half of 2024, of R&D expenses incurred with a third party whose approval was under renewal as of June 30, 2023, and whose expenses had been excluded from eligible expenses for that period.
As a reminder, the research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.
B.Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2024 and 2023:

in thousands of euro	June 30, 2024	June 30, 2023
Research and development expenses	(29,076)	(31,453)
General and administrative expenses	(9,582)	(9,144)
Operating expenses	(38,657)	(40,597)

Research and development expenses (R&D)
R&D expenses in the periods presented primarily relate to activities for the Company’s clinical and preclinical programs. Our research and development expenses are broken down as set forth in the table below :
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in thousands of euro	June 30, 2024	June 30, 2023
Monalizumab	(69)	(604)
Lacutamab	(5,224)	(6,719)
IPH65	(844)	(2,225)
IPH5201	(1,725)	(1,236)
Other programs	(370)	(142)
Sub-total programs in clinical development	(8,232)	(10,926)
Sub-total programs in preclinical development	(8,838)	(6,339)
Total direct research and development expenses	(17,070)	(17,265)
Personnel expenses (including share-based payments)	(8,760)	(8,686)
Depreciation and amortization	(643)	(3,044)
Other expenses	(2,603)	(2,458)
Personnel and other expenses	(12,005)	(14,188)
Total research and development expenses	(29,076)	(31,453)

R&D expenses decreased by €2.4 million, or 7.6%, to €29.1 million for the six months ended June 30, 2024, as compared to R&D of €31.5 million for the six months ended June 30, 2023.
R&D expenses represented a total of 75.2% and 77.5% of the total operating expenses for the six months ended June 30, 2024 and 2023, respectively.
Direct R&D expenses decreased by €0.2 million, or 1.1%, to €17.1 million for the six months ended June 30, 2024, as compared to an amount of €17.3 million for the six months ended June 30, 2023. This variation is mainly explained by a €2.5 million increase in expenses related to preclinical programs, particularly in the field of Antibody-Drug Conjugates (ADC), offset by a €2.7 million decrease in expenses related to clinical programs.
The variance relating to clinical programs is composed of the following items: (i) a €0.5 million increase related to recruitment costs for the Phase 2 MATISSE trial of the IPH5201 program, offset by (ii) a €1.4 million decrease in expenses for the IPH65 program, whose first patient was dosed in March 2024, (iii) a €1.5 million decrease in expenses for the lacutamab program, and (iv) a €0.5 million decrease in expenses related to the monalizumab program, decrease related to maturation of Phase I/II clinical trials under the collaboration with AstraZeneca.
Additionally, as of June 30, 2024, collaboration liabilities related to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018, and September 2020 amounted to €52.1 million, as compared to collaborations liabilities to €52.7 million as of December 31, 2023. This €0.5 million decrease mainly results from (i) net reimbursements of €2.4 million made to AstraZeneca in the first half of 2024 related to the co-funding of the monalizumab program, including the INTERLINK-1 Phase 3 trial launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the increase in the collaboration commitment by €1.7 million due to exchange rate fluctuations observed during the period for the euro-dollar exchange rate.
Personnel and other expenses allocated to R&D decreased by €2.2 million, or 15.4%, to €12.0 million for the six months ended June 30, 2024, as compared to an amount of €14.2 million for the six months ended June 30, 2023. This decrease is mainly explained by amortization charges related to the IPH5201 rights, following the full amortization of the additional €2.0 million invoice from Orega Biotech after the dosing of the first patient in the Phase 2 MATISSE clinical trial in June 2023.
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General and administrative expenses:
General and administrative expenses increased by €0.4 million, or 4.8%, to €9.6 million for the six months ended June 30, 2024, as compared to general and administrative expenses of €9.1 million for the six months ended June 30, 2023. General and administrative expenses represent a total of 24.8% and 22.5% of the total operating expenses for the six months ended June 30, 2024 and 2023, respectively. The table below presents our general and administrative expenses by nature for the six months ended June 30, 2024 and 2023:

in thousands of euro	June 30, 2024	June 30, 2023
Personnel expenses (including shared-based payments)	(4,001)	(4,367)
Non scientific advisory and consulting	(1,934)	(1,662)
Other expenses (1)	(3,648)	(3,116)
Total general and administrative expenses	(9,582)	(9,144)

(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.
Personnel expense includes the compensation paid to our employees. They amounted €4.0 million for the six months ended June 30, 2024, as compared to €4.4 million for the six months ended June 30, 2023. The decrease of €0.4 million is mainly due to a reduction of administrative workforce.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal fees and hiring services. Non-scientific advisory and consulting expenses increased by €0.3 million, or 16.4%, to €1.9 million for the six months ended June 30, 2024 as compared to €1.7 million for the six months ended June 30, 2023. This increase is mainly due to greater reliance on recruitment agencies.
The rise in other expenses of €0.5m mainly results from rent, maintenance, and upkeep costs (primarily related to property rentals; a exceptional effect related to the derecognition of returned spaces—as a reminder, on March 13, 2023, the Company signed an amendment to the lease of the "Le Virage" building, aimed at reducing the area of leased premises. The effective date of the lease amendment is March 15, 2023) as well as a €0.2 million increase in other net income and expenses (primarily related to the sale of office furniture following the reduction of leased spaces).
C.Net financial income (loss)
We recognized a net financial income of €1.5 million in the six months ended June 30, 2024 as compared to €2.1 million in the six months ended June 30, 2023. This variance mainly results from the unfavorable evolution of the dollar exchange rate and its impact on foreign exchange recorded during the first half of 2024, with a net foreign exchange loss of €0.9 million for the first half of 2024 as compared to a net foreign exchange gain of €0.4 million for the first half of 2023. The negative currency impact was offset by an increase in the fair value of certain financial instruments (net gain of €1.5 million for the six months ended June 30, 2024 as compared to a net gain of €1.0 million for the six months ended June 30, 2023) and by an increase in interest income of €1.3 million in first-half 2024 as compared to €1.0 million in first half of 2023.
The table below presents the components of our net financial income (loss) for the six months ended June 30, 2024 and 2023:
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(in thousands of euro)	June 30, 2024	June 30, 2023

Interests on financial assets	1,269	965
Change in valuation allowance on financial instruments	1,471	1,044
Foreign exchange gains	873	1,073
Financial income	3,613	3,083
Foreign exchange losses	(1,763)	(642)
Interest on financial liabilities	(300)	(324)
Financial expenses	(2,064)	(966)
Net financial income (loss)	1,549	2,116
Our investment policy focuses on the absence of capital risk and, as far as possible, a guaranteed minimum performance.
For the six months ended June 30, 2024 and 2023, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets. Unrealized losses on financial assets relate to unquoted instruments.

D.Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €102.1m as of June 30, 2024, as compared to €102.3m as of December 31, 2023. Net cash as of June 30, 2024 amounted to €82.9m (€83.5m as of December 31, 2023). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities. Net cash is a non-IFRS financial indicator that is reviewed by the Company’s management and that the Company believes provides useful information to investors with respect to measuring cash resources that are available for strategic investment. Net cash is not defined by IFRS and is not a substitute for “cash and cash equivalents” as reported under IFRS. Management recognizes that the term net cash may be interpreted differently by other companies and under different circumstances.
As of June 30, 2024, the Company has been primarily financed by revenue from its collaboration, licensing agreements since 2011 (€579.1m in total, or $656.1m), and by issuing new shares (€306.4m in total excluding share-based payments and the costs the costs associated with capital increases). The Company has also benefited from the research tax credit (CIR) and fundings received from BPI France (ex-Oseo) in repayable advances not bearing interest and PTZI loan (interest free loan for Innovation). As of June 30, 2023, the Company is not liable for any reimbursement in respect of these reimbursable advances and PTZI loan. The Company also has bank borrowings of €34.9m, including €25.2m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2024 and €9.6m loans subscribed with Société Générale for the construction of its head office as well as €0.6m of lease liabilities.
The research tax credit (Crédit d’Impôt Recherche) (the “Research Tax Credit” or “CIR”) granted by the French tax authorities in order to encourage companies to conduct technical and scientific research. Companies that can justify that these expenses meet the required criteria receive such grants in the form of a refundable tax credit that can be used for the payment of taxes due for the period in which the expense was incurred and for the next three years or refunded if necessary upon expiry of such a period. As a reminder, the Company has benefited from the early repayment of the Research Tax Credit (Crédit Impôt Recherche - CIR) until December 31, 2019. As of December 31 2019 and December 31, 2023, the Company no longer met the eligibility criteria for this status (criteria not met after year-end analysis). As a result, the CIR for 2019 and 2020 represented a receivable from the
Innate Pharma |Half-year financial report June 30, 2024 | 12

French Treasury, which was refunded to the Company in January 2024 for €16.7 million and July 2024 for €12.8 million. The CIR calculated in respect of 2023 and the first half of 2024 is recognized as a non-current receivable. For fiscal years 2021 and 2022, the Company met the definition of an SME under European Union criteria and was therefore entitled to early repayment of the CIR in 2022 in respect of the 2021 tax year and in July 2023 in respect of the 2022 tax year. Since its creation and at the date of this report, the Company has benefited from CIR reimbursements for a net amount of €128.9m.
The other key balance sheet items as of June 30, 2024 are as follows:
•Deferred revenue of €6.9m (including €4.1m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities amounting to €52.1m (including €41.9m booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €26.6m in relation to the research tax credit for 2020, 2023 and the six-month period ended June 30, 2024;
•Shareholders’ equity of €28.8m including the net loss for the first half of 2024 of €24.8m.

E.Cash-flow items
As of June 30, 2024, cash and cash equivalents amounted to €70.0m, a decrease of €0.6m compared to December 31, 2023.
The following table sets forth cash flow data for the six months ended June 30, 2024 and 2023:

in thousands of euro	June 30, 2024	June 30, 2023
Cash flows from / (used in) operating activities	3,036	(11,465)
Cash flows from / (used in) investing activities	932	(246)
Cash flows from / (used in) financing activities	(4,327)	(1,246)
Effect of the exchange rate changes	(257)	145
Net increase / (decrease) in cash and cash equivalents:	(615)	(12,811)

Cash flows from / (used in) operating activities:
Net cash flow from operating activities increased by €14.5 million to €3.0 million for the six months ended June 30, 2024 as compared to net cash flow used in operating activities of €11.5 million for the six months ended June 30, 2023.
Net cash flow from operating activities for the first half of 2024 notably includes (i) the collection of €15.0 million in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (ii) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers and (iii) the repayment by the French Treasury of the research tax credit receivable relating to the 2019 financial year for an amount of €16.7 million during the first quarter of 2024, as well as the carry-back receivable for an amount of €0.3 million.
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As a reminder, for the first half of 2023, the net cash flow used in operating activities included (i) the €25.0 million upfront payment received from Sanofi in March 2023 following the effectiveness of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Sanofi an exclusive license to Innate Pharma's B7-H3 ANKET® program and options on two additional targets, but also (ii) the €4.6 million ($5.0 million) upfront payment received from Takeda following the signing of an exclusive licensing agreement which the Company grants Takeda exclusive worldwide rights for the research and development of certain antibody drug conjugates (ADCs) (please refer to Note 20.Events after the reporting date).
Restated for these transactions linked to collaboration agreements and other non-recurring items such as the CIR refund, net cash flow used in operating activities for the first half of 2024 decreased by €7.3 million as compared to the first half of 2023. This change mainly results from lower net payments to suppliers and personnel costs.
Cash flows from / (used in) investing activities:
Net cash flow from investing activities for the six months ended June 30, 2024 was €0.9 million and was mainly composed of a disposal of a current financial instrument which generated a net cash collection of €1.2 million partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.3 million.
Net cash flow used in investing activities was €0.2 million for the six months ended June 30, 2023 and was mainly comprised of acquisitions of property, plant and equipment and intangible assets net of disposals.
The Company has not made any other significant investments in tangible, intangible or significant current and non-current financial assets during the first half of 2024 and 2023.
Cash flows from / (used in) financing activities:
Net cash flow used in financing activities for the six months ended June 30, 2024 was €4.3 million as compared to net cash flow used in financing activities of €1.2 million the six months ended June 30, 2023. These consumptions are mainly related to repayments of financial liabilities. Their increase over the period is related to the two State Guaranteed Loans, for which principal amortization began in the first quarter of 2024. As a reminder, the Company benefited from a one-year grace period in 2023, during which only interests and guarantee fees were paid.
F.Key events since January 1, 2024
•On March 6, 2024, the Company announced the treatment of the first patient in the Phase 1/2 trial evaluating IPH6501, a first-in-class CD20-targeting tetraspecific natural killer cell engager, from ANKET® platform, for the treatment of CD20-expressing B-cell Non-Hodgkin's Lymphomas.
•On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4.0 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024.
•On June 10, 2024, the Executive Board carried out a capital increase of €5,342 following the creation of 106,844 ordinary shares in the context of a company savings plan benefiting to the employees, including 68,744 ordinary shares issued free of charge (subscription). The capital increase was undertaken as follows : a creation of 68,744 free shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, with a creation of 38,100 ordinary shares with a nominal value of €0.05 and an issue price of €2.45 (i.e an increase in share premium of €91,440).
Innate Pharma |Half-year financial report June 30, 2024 | 14

G.Nota
The interim condensed consolidated financial statements for the six-month period ended June 30, 2024 were established in accordance with IAS 34 standard adopted by European Union and as issued by the International Accounting Standards Board (IASB). They have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 11, 2024. They were reviewed by the Supervisory Board of the Company on September 11, 2024 and will not be submitted for approval to the general meeting of shareholders.
H.Main risks and uncertainties for the remaining six months of the fiscal year
Risk factors identified by the Company are presented in the item 3.D of the annual report filed with the SEC (20-F), on April 4, 2024 (SEC Accession No. 0001598599-24-000020). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the annual report available on the internet website of the Company.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

I.Related party transactions
Transactions with related parties during the periods under review are disclosed in Note 18 to the interim consolidated financial statements as of June 30,2024.

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INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2024	December 31, 2023
Assets

Current assets
Cash and cash equivalents	4	69,990	70,605
Short-term investments	4	21,809	21,851
Trade receivables and others	5	19,795	55,557
Total current assets		111,594	148,012

Non-current assets
Intangible assets	6	119	416
Property and equipment	7	5,748	6,322
Non-current financial assets	4	10,350	9,796
Other non-current assets		85	87
Trade receivables and others - non-current	5	14,478	10,554
Deferred tax asset	16	9,123	9,006
Total non-current assets		39,903	36,181

Total assets		151,497	184,193
Liabilities

Current liabilities
Trade payables and others	8	15,873	17,018
Collaboration liabilities – current portion	13	10,248	7,647
Financial liabilities – current portion	9	8,929	8,936
Deferred revenue – current portion	13	2,799	5,865
Provisions - current portion	17	375	171
Total current liabilities		38,224	39,637

Non-current liabilities
Collaboration liabilities – non-current portion	13	41,901	45,030
Financial liabilities – non-current portion	9	26,574	30,957
Defined benefit obligations	10	2,470	2,441
Deferred revenue – non-current portion	13	4,116	4,618
Provisions - non-current portion	17	294	603
Deferred tax liabilities	16	9,123	9,006
Total non-current liabilities		84,478	92,656

Shareholders’ equity
Share capital	11	4,049	4,044
Share premium	11	386,049	384,255
Retained earnings		(336,893)	(329,323)
Other reserves		354	495
Net income (loss)		(24,764)	(7,570)
Total shareholders’ equity		28,796	51,901

Total liabilities and shareholders’ equity		151,497	184,193

Innate Pharma |Half-year financial report June 30, 2024 | 16

B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

	Note	June 30, 2024	June 30, 2023

Revenue from collaboration and licensing agreements	13	8,293	35,344
Government financing for research expenditures	13	4,052	4,854

Revenue and other income		12,345	40,198

Research and development expenses	14	(29,076)	(31,453)
General and administrative expenses	14	(9,582)	(9,144)

Operating expenses		(38,657)	(40,597)

Operating income (loss)		(26,313)	(398)

Financial income	15	3,613	3,083
Financial expenses	15	(2,064)	(966)

Net financial income (loss)		1,549	2,116

Net income (loss) before tax		(24,764)	1,718

Income tax expense	16	—	—

Net income (loss)		(24,764)	1,718

Net income (loss) per share :
Weighted average number of shares :		80,872,369	80,319,897

(in € per share)
- Basic income (loss) per share	20	(0.31)	0.02
- Diluted income (loss) per share	20	(0.31)	0.02

C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2024	June 30, 2023
Net income (loss) for the period:	(24,764)	1,718
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	116	101
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	(257)	146
Other comprehensive income (loss)	(141)	247
Total comprehensive income (loss)	(24,905)	1,965

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D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2024	June 30, 2023
Net income (loss)		(24,764)	1,718
Depreciation and amortization, net	6, 7	1,142	3,645
Employee benefits costs	10	145	83
Change in provision for charges	18	(105)	507
Share-based compensation expense	14	1,705	1,401
Change in fair value of financial assets	4	(992)	(1,044)
Foreign exchange (gains) losses on financial assets	4	(524)	288
Change in accrued interests on financial assets	4	(212)	(130)
Disposal of property and equipment (scrapping)		18	591
Other profit or loss items with no cash effect		26	6
Operating cash flow before change in working capital		(23,561)	7,065
Change in working capital (1)		26,597	(18,530)
Net cash generated from / (used in) operating activities:		3,036	(11,465)
Acquisition of property and equipment, net	7.8	(283)	(309)
Disposal of other assets		—	66
Purchase of other assets		—	(3)
Disposal of current financial instruments	4	1,215	—
Net cash generated from / (used in) investing activities:		932	(246)
Proceeds from the exercise / subscription of equity instruments	11	93	348
Repayment of borrowings	9	(4,420)	(1,594)
Net cash generated / (used in) from financing activities:		(4,327)	(1,246)
Effect of the exchange rate changes		(257)	145
Net increase / (decrease) in cash and cash equivalents:		(615)	(12,811)
Cash and cash equivalents at the beginning of the year:	4	70,605	84,225
Cash and cash equivalents at the end of the six-months period:	4	69,990	71,414

(1) Change in working capital are detailed below:
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Change in working capital	Note	June 30, 2024	December 31, 2023	Variance
Trade receivables and others - current and non-current portion (excluding receivables related to Property & equipment)	5	34,273	66,111	31,838
Deferred revenue - current and non-current portion	13	(6,915)	(10,483)	(3,568)
Trade payables and others (excluding payables related to capital expenditures)	8	(15,873)	(17,018)	(1,145)
Collaboration liabilities - current and non-current portion	13	(52,149)	(52,677)	(528)
Total change in Working Capital		(40,664)	(14,067)	26,597

Change in working capital	Note	June 30, 2023	December 31, 2022	Variance
Trade receivables and others - current and non-current portion (excluding receivables related to Property & equipment)	5	56,446	52,445	(4,001)
Deferred revenue - current and non-current portion	13	(11,024)	(14,481)	(3,457)
Trade payables and others (excluding payables related to capital expenditures)	8	(16,991)	(20,911)	(3,919)
Collaboration liabilities - current and non-current portion	13	(56,058)	(63,211)	(7,153)
Total change in working capital		(27,627)	(46,158)	(18,530)

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E.Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other comprehensive income	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2022	80,212,069	14,095	4,011	379,637	(272,213)	819	(58,103)	54,151

Net loss	—	—	—	—	—	—	1,718	1,718
Actuarial gains on defined benefit obligations	—	—	—	—	—	101	—	101
Foreign currency translation loss	—	—	—	—	—	146	—	146
Total comprehensive gain/(loss) for the period	—	—	—	—	—	247	1,718	1,965

Allocation of prior period income (loss)	—	—	—	—	(58,103)	—	58,103	—
Exercise and subscription of equity instruments	304,553	—	15	333	—	—	—	348
Shared-based payment	—	—	—	1,400	—	—	—	1,400
June 30, 2023	80,516,622	14,095	4,027	381,371	(330,315)	1,064	1,718	57,863

December 31, 2023	80,860,563	14,090	4,044	384,255	(329,323)	495	(7,570)	51,901

Net income	—	—	—	—	—	—	(24,764)	(24,764)
Actuarial loss on defined benefit obligations	—	—	—	—	—	116	—	116
Foreign currency translation loss	—	—	—	—	—	(257)	—	(257)
Total comprehensive gain/(loss) for the period	—	—	—	—	—	(141)	(24,764)	(24,905)

Allocation of prior period income (loss)	—	—	—	—	(7,570)	—	7,570	—
Exercise and subscription of equity instruments	106,844	—	5	88	—	—	—	93
Shared-based payment	—	—	—	1,706	—	—	—	1,706
June 30, 2024	80,967,407	14,090	4,049	386,049	(336,893)	354	(24,764)	28,796

Innate Pharma |Half-year financial report June 30, 2024 | 20

F.Interim Condensed Notes to the Consolidated Financial Statements
1.The Company and key events
1.1The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2024 generated a net loss of 24,764 thousand euros. As of June 30, 2024, shareholders' equity amounted to 28,796 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments and debt financing.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2024, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009. The subsidiary is consolidated according global integration.
Innate Pharma is based in Marseille, France and listed on Euronext Paris and Nasdaq in the United States., and had 168 full time equivalent employees as of June 30, 2024.
1.2Key events for the six-month period ended June 30, 2024
•On March 6, 2024, the Company announced the treatment of the first patient in the Phase 1/2 trial evaluating IPH6501, a first-in-class CD20-targeting tetraspecific natural killer cell engager, from ANKET® platform, for the treatment of CD20-expressing B-cell Non-Hodgkin's Lymphomas.
•On April 15, 2024, the Company announced the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of €4 million fully recognized in revenue during the first quarter of 2024. This amount was received by the Company on May 17, 2024.
•On June 10, 2024, the Executive Board carried out a capital increase of €5,342 following the creation of 106,844 ordinary shares benefiting the employees of the company, including 68,744 ordinary shares issued free of charge (subscription). The capital increase carried out can be broken as follow : a creation of 68,744
Innate Pharma |Half-year financial report June 30, 2024 | 21

free shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, with a creation of 38,100 ordinary shares with a nominal value of €0.05 and an issue price of €2.45 (i.e an increase in share premium of €91,440).

2.Basis of presentation and statement of compliance
2.1Basis of preparation
The interim condensed consolidated financial statements as of June 30, 2024 and for the six-months period ended June 30, 2024 and 2023 and the related notes (together, the “interim condensed consolidated financial statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The interim condensed consolidated financial statements were closed by the Executive Board, approved and authorized by the Supervisory Board on September 11, 2024 upon recommendation of the Audit Committee on September 10, 2024.
They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”). Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the interim condensed consolidated financial statements are also prepared in accordance with IFRS, as adopted by the European Union (EU).For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements.
The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2023.
The results of the operations for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other interim period or for any year in the future.
Except for number of shares and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the interim condensed consolidated financial statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

2.2Use of judgments and estimates
The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
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These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 2.w) of the appendix to the consolidated financial statements as of December 31, 2023 filed with SEC (20-F) on April 2, 2024. As of June 30, 2024, the Company has not identified any other significant estimates and judgments that could have an impact on the consolidated financial statements.

2.3Recently issued accounting standards and interpretations
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2024 and, as such, they have been adopted by the Company:
•Amendments to IAS 1 : Classification of liabilities with covenants;
•Amendments to IAS 7 and IFRS 7 : Supplier finance arrangements;
•Amendments to IFRS 16 : Lease liability in a sale and leaseback.
Those amended standards have no impact on the interim condensed consolidated financial statements.
The Company has not opted for the early application of any standards whose application would be mandatory from subsequent financial years.
2.4Translation of transactions denominated in foreign currency
Foreign currency transactions are translated into the functionnal currency using the following exchange rates:

	June 30, 2023		December 31, 2023		June 30, 2024
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	1.0806	1.0866	1.0813	1.1050	1.0813	1.0705

3.Management of financial risks
The Company did not identify other risks than the ones presented in the consolidated financial statements for the year ended December 31, 2023.
4.Cash, cash equivalents, short-term investments and non-current financial assets

(in thousands of euro)	June 30, 2024	December 31, 2023

Cash and cash equivalents	69,990	70,605
Short-term investments	21,809	21,851
Cash, cash equivalents and short-term investments	91,799	92,456
Non-current financial assets	10,350	9,796
Cash, cash equivalents and financial assets	102,149	102,252
Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts and mutual funds units (with short-term maturities) held with various banking institutions.
As of June 30, 2024, the Company also holds shares in three mutual funds. The risk profiles of these funds are rated from 1 to 7 by the financial institution that manages and markets these funds (1 being the lowest risk
Innate Pharma |Half-year financial report June 30, 2024 | 23

profile).When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.
Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of June 30, 2024 and December 31, 2023, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €18,221 thousand and €20,798 thousand, respectively.
Changes in short-term investments and non-current financial assets for the six months ended June 30, 2023 and 2024 are the following:

(in thousands of euro)	December 31, 2023	Additions (1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2024
Short-term investments	21,851	—	(1,215)	438	212	524	21,810
Non-current financial assets	9,796	—	—	553	—	—	10,350
Total	31,647	—	(1,215)	991	212	524	32,160

(in thousands of euro)	December 31, 2022	Additions	Deductions	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2023
Short-term investments	17,260	—	—	271	232	(288)	17,475
Non-current financial assets	35,119	—	—	772	(102)	—	35,790
Total	52,379	—	—	1,043	130	(288)	53,265
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.
For the six months ended June 30, 2024 , variance of fair value through the consolidated statement of income (loss) is made of €553 thousand of unrealized gains on non-current financial assets and €438 thousand of unrealized gains on short-term investments. For the six months ended June 30, 2023, variance of fair value through the consolidated statement of income (loss) was made of €772 thousand of unrealized gains on non-current financial assets and €271 thousand of unrealized gains on short-term investments (see note 15).

Innate Pharma |Half-year financial report June 30, 2024 | 24

5.Trade receivables and others

(in thousands of euro)	June 30, 2024	December 31, 2023

Other receivables	97	104
Research tax credit(1)	12,755	29,755
Other tax credits (2)	—	361
Prepaid expenses (3)	3,009	5,692
VAT refund	583	1,037
Trade account receivables (4)	393	15,233
Prepayments made to suppliers	2,957	3,374
Receivables and others	19,795	55,557
Research tax credit(1)	13,850	9,800
Prepaid expenses (3)	628	754
Receivables and others - non-current	14,478	10,554
Trade receivables and others	34,273	66,111

(1) The Research tax credit (CIR) is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of €29,755 thousand recognized as current receivables as of December 31, 2023 comprises the research tax credit for the 2019 and 2020 tax years, for which the three year period has expired as of December 31, 2023. The CIR for 2019 was reimbursed in January 2024 for an amount of €16,737 thousand and to the CIR for the 2020 tax year of €13,018 thousand was collected in July 2024 for the amount of €12,755 thousand following the offset of the restated amount of €263 thousand (see note 8). The amount of €13,850 thousand recognized as a non-current receivable as of June 30, 2024 corresponds to the CIR for the 2023 tax year for the amount of €9,800 thousand and the amount of CIR calculated for the first half of 2024 for the amount of €4,050 thousand. Following the loss of SME status since December 31, 2023, the CIR for 2023 and 2024 represent non-current receivables from the French Treasury, which should in principle be offset against corporate income tax due for the following three years or refunded if necessary upon expiry of such a period.
(2) As of December 31, 2023, this amount mainly included a carry-back tax receivable of €333 thousand received in February 2024.
(3) As of June 30,2024, the prepaid expenses includes include an amount of €879 thousand (1,005 thousand as of December 31, 2023) relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. For each period-end, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(4) As of December 31, 2023, the amount is mainly comprised of invoice of €15,000 thousand issued in December 2023 following the exercise of the license option by Sanofi. This amount was collected by the Company in January 2024.
The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

Innate Pharma |Half-year financial report June 30, 2024 | 25

6.Intangible assets

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total

January 1, 2023	1,556	—	—	1,556
Acquisitions	—	—	—	—
Additional considerations(1)	2,000	—	—	2,000
Disposals	—	—	—	—
Amortizations(2)	(2,651)	—	—	(2,651)
Transfers	—	—	—	—

June 30, 2023	903	—	—	903

January 1, 2024	413	3	—	416
Acquisitions	—	—	—	—
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations(2)	(294)	(3)	—	(297)
Transfers	—	—	—	—

June 30, 2024	119	—	—	119

(1) This amount corresponds to the additional invoice received from Orega Biotech for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial in June 2023, in accordance to the agreement signed in 2019. This additional invoice is fully amortized as of June 30, 2023 and paid on July 2023.
(2) As of June 30, 2024, this amount included the amortization of rights related to the monalizumab for an amount of €294 thousand. As of June 30, 2023, this amount includes the amortization of the additional payment made to Orega Biotech in 2023 for and amount of €2,000 thousand and the amortization of rights related to the monalizumab for an amount of €651 thousand.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of June 30, 2024 and estimated that it would be fully amortized by 2024, which is the same estimation as of December 31, 2023, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were €119 thousand and €416 thousand as of June 30, 2024 and December 31, 2023, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201. Under this agreement, the Company also paid in April and
Innate Pharma |Half-year financial report June 30, 2024 | 26

June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
As a reminder, Orega Biotech claimed joint ownership of certain patents relating to IPH5201. The Company and Orega Biotech have resolved these claims in an arbitration proceeding, which decision was rendered in December 2021. As a result of this decision, the Company is required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201. Following this arbitration decision, the Company paid in January 2022 an additional amount of €0.4 million to Orega. The Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancer, of which the Company will be a sponsor. In accordance with the amendment signed on June 1, 2022, the Company was eligible for a milestone payment of $5 million by AstraZeneca, received in August 2022 by the Company. In October 2022, the Company therefore paid an additional €0.6 million to Orega Biotech.
On June 26, 2023, the Company announced the treatment of the first patient in the Phase 2 MATISSE trial, conducted in collaboration with AstraZeneca and evaluating IPH5201 in early-stage lung cancer. As a consequence, the Company made an additional payment of €2.0 million to Orega Biotech in July 2023, in accordance with the agreement signed in 2019.
Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial. As avdoralimab is still in clinical trial, the acquired rights are classified as intangible asset in progress. They were subject to annual impairment test.
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of June 30, 2024, according to the uncertainty of these potential future payments, no liability was recognized.
Development costs incurred by the Company are recognized as research and development expenses.
As a reminder, during 2022 fourth quarter, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to discontinue said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022).
Following that decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of avdoralimab's intangible assets, based on expected future cash flows, as of December 2022, date of the decision. Thus, on decision date to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, avdoralimab rights were fully written down to their net book value, i.e €41,000 thousand.

Innate Pharma |Half-year financial report June 30, 2024 | 27

7.Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets

January 1, 2023	4,242	4,298	—	8,542	6,423
Acquisitions	31	279	—	310	79
Disposals (1)	(513)	(78)	—	(591)	(513)
Depreciation	(323)	(670)	—	(993)	(428)
Transfers	—	—	—	—	—

June 30, 2023	3,437	3,829	—	7,268	5,561

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets

January 1, 2024	2,958	3,378	—	6,322	5,055
Acquisitions	15	267	3	285	37
Disposals	—	(18)	—	(18)	(18)
Depreciation	(352)	(493)	—	(845)	(392)
Transfers	—	—	—	—	—

June 30, 2024	2,621	3,134	3	5,748	4,682
(1) As a reminder, on March 13, 2023, the Company signed an amendment to the lease for the "Le Virage" building, reducing the surface area of the leased premises. The effective date of the lease amendment is March 15, 2023. As a result, and in accordance with IFRS 16, the impact on the consolidated balance sheet at the effective date of the lease amendment is as follows: write-off of a right of use (asset) of €0.5 million and a lease liability of €0.7 million.
8.Trade payables and others

(in thousands of euro)	June 30, 2024	December 31, 2023

Suppliers (excluding payables related to capital expenditures)	8,751	8,561
Tax and employee-related payables (1)	6,013	7,021
Other payables (2)	1,109	1,436
Trade payables and others (excluding payables related to capital expenditures)	15,873	17,018
Payables related to capital expenditures	—	—
Payables and others	15,873	17,018

(1) As of December 31, 2023, tax and employee related payables included a liability accrual of €1.4 million following the notification received as part of the tax inspection relating to accounting and research tax credits for the 2018 to 2020 financial years. The liability recognized as of June 30, 2024 in connection with notification is €0.4 million following the payment of €0.7 million in February 2024 and the offset of €0.3 million against the 2020 research tax credit receivable initially recognized for €13.0 million and finally collected in July 2024 for €12.7 million.
(2) As of June 30, 2024 an December 31, 2023, this amount includes mainly the liability related to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021 (see note 9).
Innate Pharma |Half-year financial report June 30, 2024 | 28

The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

9.Financial liabilities

(in thousands of euro)	December 31, 2023	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2024
State guaranteed loan Société Générale (1)	20,000	—	—	(2,432)	—	17,568
State guaranteed loan BNP Paribas (1)	8,700	—	—	(1,070)	—	7,630
State guaranteed loans - accrued interest	14	—	13	(14)	—	13
Lease liabilities – Building "Le Virage" (3)	375	—	—	(121)	—	254
Lease liabilities – Premises Innate Inc.	246	—	—	(47)	8	207
Lease liabilities – Laboratory equipment	109	—	—	(83)	—	26
Lease liabilities – Vehicles	85	—	19	(17)	—	87
Lease liabilities - Printers	18	—	—	(4)	—	13
Borrowing – Equipment	99	—	—	(28)	—	71
Borrowing – Building (2)	10,247	—	17	(630)	—	9,634
Total	39,893	—	49	(4,446)	8	35,503

(in thousands of euro)	December 31, 2022	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2023
State guaranteed loan Société Générale (1)	20,000	—	—	—	—	20,000
State guaranteed loan BNP Paribas (1)	8,700	—	—	—	—	8,700
State guaranteed loans - accrued interest	15	—	—	—	—	15
Lease liabilities – Building "Le Virage"	1,353	—	(736)	(130)	—	487
Lease liabilities – Premises Innate Inc.	345	—	—	(50)	2	297
Lease liabilities – Laboratory equipment	287	—	—	(89)	—	198
Lease liabilities – Vehicles	33	—	48	(13)	—	70
Lease liabilities - Printers	27	—	—	(4)	—	23
Borrowing – Equipment	154	—	—	(27)	—	127
Borrowing – Building (2)	11,338	—	—	(602)	—	10,736
Total	42,251	—	(689)	(916)	2	40,658

(1) As a reminder, on January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years usable from August, 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. In August 2022, the Company has
Innate Pharma |Half-year financial report June 30, 2024 | 29

requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees. The amortization of the two loans began in 2024 for a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively.
(2) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of June 30, 2024, the remaining capital of the loan amounted to €9,617 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Following the release of the pledge on the €4.2m financial instrument that had reached maturity, the company received this amount in July 2024.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
(3) As a reminder, on March 13, 2023, the Company signed an amendment to the lease for the "Le Virage" building, reducing the surface area of the leased premises. The effective date of the lease amendment is March 15, 2023. As a result, and in accordance with IFRS 16, the impact on the consolidated balance sheet at the effective date of the lease amendment is as follows: write-off of a right of use (asset) of €0.5 million and a lease liability of €0.7 million.
The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2024:

Innate Pharma |Half-year financial report June 30, 2024 | 30

(in thousands of euro)	Within 1 year	From 2nd to 5th year included	Over 5 years	Total

State guaranteed loan Société Générale	5,167	12,918	—	18,086
State guaranteed loan BNP Paribas	2,222	5,551	—	7,773
State guaranteed loans - accrued interest	—	—	—	—
Lease liabilities – Building "Le Virage"	254	—	—	254
Lease liabilities – Premises Innate Inc.	100	111	—	211
Lease liabilities – Laboratory equipment	26	—	—	26
Lease liabilities – Vehicles	34	59	—	92
Lease liabilities - Printers	9	4	—	13
Borrowing – Equipment	57	14	—	71
Borrowing – Building	1,545	5,587	3,210	10,342
Total financial liabilities	9,414	24,245	3,210	36,869

10.Employee benefit
Defined benefit obligation

(in thousands of euro)	June 30, 2024	December 31, 2023

Allowance for retirement defined benefit	2,118	2,064
Allowance for seniority awards	352	377
Defined benefit obligations	2,470	2,441
Amounts recognized in the statement of financial position are determined as follows (in thousand euros):

As of January 1, 2023	2,550

Service cost	312
Payments (benefits and contributions paid by the employer)	(27)
Actuarial (gain) / loss	(394)

As of December 31, 2023	2,441

Service cost	166
Payments (benefits and contributions paid by the employer)	(22)
Actuarial (gain) / loss	(116)

As of June 30, 2024	2,470
Discount rates used by the Company to evaluate retirement benefits were based on iBoxx Corporate AA. It was 3.60% and 3.20% as of June 30, 2024 and December 31, 2023, respectively.
In addition, the impact of the 2023 pension reform (including the raising of the retirement age) has been recognized as a plan amendment within the meaning of IAS 19, recognized in the income statement and balance sheet with no material impact at June 30, 2023.

Innate Pharma |Half-year financial report June 30, 2024 | 31

11.Capital
11.1Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2024, the Company’s share capital amounted to €4,049,075 divided into (i) 80,967,407 ordinary shares, each with a nominal value of €0.05; (ii) 6,509 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.
Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
On October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the achievement of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
In April 3, 2021, the retention period for the "2017 free preferred shares" has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. According to these same performance criteria, the Executive Board of April 7, 2021 noted that the "2017 preferred shares" did not give right to any ordinary shares. The “2017 preferred shares” will not be redeemed by the Company and will remain incorporated into the capital, unless subsequently decided by the Executive Board. As the conversion is void, the "2017 preferred shares" no longer give the right to vote at our general meetings, nor to receive dividends.
In the six months ended June 30, 2024, a capital increase of €5,342 occurred as a result of the Executive Board decision on June 10, 2024, subsequent to the creation of 106,844 ordinary shares following the set-up of a company saving plan for the benefit of the Company’s employees, including 68,744 ordinary shares issued free of charge (top-up). This event led to a net capital increase of €5,342 and an increase in share premium of €88,003, broken down as a creation of 38,100 ordinary shares, with a nominal value of €0.05, for an issue price of €2.45, (ii) a creation of 68,744 ordinary shares, with a nominal value of €0.05.
11.2Treasury shares
The Company held 18,575 of its own shares as of June 30, 2024 and December 31, 2023, respectively.

11.3Share based payments
The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:

Date	Types	Number of warrants issued as of 6/30/2024	Number of warrants void as of 6/30/2024	Number of warrants exercised as of 6/30/2024	Number of warrants outstanding as of 6/30/2024	Maximum number of shares to be issued as of 6/30/2024	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	-
Innate Pharma |Half-year financial report June 30, 2024 | 32

October 21, 2016	AGAP Employees 2016-1	2,486	251	172	2,063	268,190	-
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	-
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	-
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	-
April 3,2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	-
April 3,2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	-
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	-
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	-
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	-
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	-
August 5, 2020	AGAP Employees 2020-1	766,650	681,420	85,230	—	—	-
August 5, 2020	AGAP Management 2020-1	710,000	580,000	130,000	—	—	-
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	-
October 1, 2021	AGAP Employees 2021-1	1,066,600	290,800	—	775,800	775,800	-
October 1, 2021	AGAP Management 2021-1	610,000	130,000	—	480,000	480,000	-
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	275,000	—	1,096,500	1,096,500	—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	—
November 2, 2023	AGA New members 2023-1	25,000	—	—	25,000	25,000	—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	66,250	—	1,337,250	1,337,250	—
December 21, 2023	AGA Perf Management 2023-1	750,000	—	—	750,000	750,000	—
February 15, 2024	AGA New members 2024-1	25,000	—	—	25,000	25,000	—
June 10, 2024	AGA "Plan Epargne Entreprise" 2024	68,744	—	68,744	—	—	—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	-
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	-
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	-
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	14.05
Innate Pharma |Half-year financial report June 30, 2024 | 33

September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	2.26
	June 30, 2024	12,914,414	3,239,985	3,340,434	6,333,995	7,084,922

12.Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2024	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost (2)	Fair value
Financial assets
Non-current financial assets	10,350	10,350	—	10,350
Trade receivables and others	34,273	—	34,273	34,273
Short-term investments	21,809	21,809	—	21,809
Cash and cash equivalents	69,990	69,990	—	69,990
Total financial assets	136,422	102,149	34,273	136,422
Financial liabilities
Financial liabilities—non-current portion	26,574	—	26,574	26,574
Financial liabilities—current portion	8,929	—	8,929	8,929
Trade payables and others	15,873	—	15,873	15,873
Total financial liabilities	51,376	—	51,376	51,376

As of December 31, 2023	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized Cost (2)	Fair value
Financial assets
Non-current financial assets	9,796	9,796	—	9,796
Trade receivables and others	66,111	—	66,111	66,111
Short-term investments	21,851	21,851	—	21,851
Cash and cash equivalents	70,605	70,605	—	70,605
Total financial assets	168,363	102,252	66,111	168,363
Financial liabilities
Financial liabilities—non-current portion	30,957	—	30,957	30,957
Financial liabilities—current portion	8,936	—	8,936	8,936
Trade payables and others	17,018	—	17,018	17,018
Total financial liabilities	56,911	—	56,911	56,911

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
Innate Pharma |Half-year financial report June 30, 2024 | 34

In accordance with IFRS 7 and IFRS 13, financial instruments are presented in three categories based on a hierarchy of methods used to determine fair value:

Level 1: fair value determined based on quoted prices in active markets for assets or liabilities;

Level 2: fair value determined on the observable database for the asset or liability concerned either directly or indirectly;

Level 3: fair value determined on the basis of evaluation techniques based in whole or in part on unobservable data.

13.Revenue and other income
13.1Revenue from collaboration and licensing agreements
Revenues from collaboration and licensing agreements result from agreements signed with AstraZeneca, Sanofi and Takeda :

(in thousands of euro)	June 30, 2024	June 30, 2023

Proceeds from collaboration and licensing agreements	7,396	34,728
of which monalizumab agreement (AstraZeneca)	2,994	9,503
of which 2016 Sanofi agreement	4,000	2,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	199	18,672
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment, income related to the option exercise and income related to the completion of work in line with the joint research program	203	—
of which Takeda agreement	—	4,553
Invoicing of R&D costs (IPH5201 agreement)	897	616
Revenue from collaboration and licensing agreements	8,293	35,344

a) Revenue recognition related to monalizumab AZ agreements and amendments
Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2022	14,481
Revenue for the six months ended June 30, 2023	(9,503)
Transfer from / (to) collaboration liabilities	(283)
As of June 30, 2023	4,695

As of December 31, 2023	5,156
Revenue for the six months ended June 30, 2024	(2,994)
Transfer from / (to) collaboration liabilities	(172)
As of June 30, 2024	1,990
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Change in collaboration liabilities relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2022	63,211
Additions	283
Deductions	(7,436)
As of June 30, 2023	56,058

As of December 31, 2023	52,677
Additions	1,891
Deductions	(2,419)
As of June 30, 2024	52,149

b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the six months ended June 30, 2024 and June 30, 2023 are nil. As a reminder, the Company signed on June 1, 2022 an amendment to the initial contract signed in October 2018. This amendment set the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. Under the terms of this agreement, an amount of €897 thousand was rebilled to AstraZeneca during the first half of 2024 (€616 thousand during the first half of 2023).
c) Revenue related to IPH6401 - Sanofi (2016)

Revenue related to IPH6401 under the collaboration and license agreement signed with Sanofi is €4,000 thousand for the six months ended June 30, 2024, as compared to a revenue of €2,000 thousand as of June 30, 2023. During the period, the Company announced that the first patient was dosed in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial of SAR443579 / IPH6101, evaluating SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs. Under the terms of the 2016 research and licensing agreement with Sanofi, dosing of the first patient in the dose expansion part of the trial triggered a milestone payment to the Company of €4 million recognized as revenue as of June 30, 2024. This amount was received by the Company on May 17, 2024.
As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. Under the terms of the licensing agreement signed in 2016, Sanofi made a milestone payment of €2,000 thousand, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.
d) Revenue related to Sanofi research collaboration and licensing agreement (2022)
On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, under the terms of such agreement, the Company received an upfront payment of €25,000 thousand in March 2023, including €18,500 thousand for the exclusive license, €1,500 thousand for the research work and €5,000 thousand for the two additional targets options. On December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two targets. This option exercise also resulted in a
Innate Pharma |Half-year financial report June 30, 2024 | 36

milestone payment of €15,000 thousand, including €13,300 thousand in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1,700 thousand for the research activities to be carried out by the Company. The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, all upfront payments relating to the licenses granted have been recognized in the income statement representing an amount of €31,800 thousand, including €18.5 million relating to B7-H3 license and €13,300 thousand following the option exercised.

Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

(in thousands of euro)	Total
As of December 31, 2022	—
Additions (1)	6,500
Deductions	(172)
As of June 30, 2023	6,328

(in thousands of euro)	Total
As of December 31, 2023	5,327
Additions	—
Deductions	(402)
As of June 30, 2024	4,925
(1) The increase in deferred revenue relating to the 2022 research collaboration and licensing agreement with Sanofi between December 31, 2022 and June 30, 2023 mainly comprises (i) an upfront payment of €5,000 thousand relating to the granting of two options for exclusive licenses on Innate's intellectual property for the research, development, manufacturing and commercialization of NKCEs specifically targeting two preclinical molecules. The Company will recognize the related revenues either at the reporting date or three years after the effective date; as well as (ii) an amount of €1,500 thousand relating to research activities to perform in collaboration with Sanofi. The Company will recognize the related revenues on a straight-line basis over the duration of the research work to which the Company has agreed.
e) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2023	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2024
Monalizumab	5,155	(2,994)	—	(172)	1,990
Sanofi (2022) option	2,500	—	—	—	2,500
Sanofi (2022) services	2,826	(402)	—	—	2,424
Total	10,481	(3,396)	—	(172)	6,915

(in thousands of euro)	As of December 31, 2022	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2023
Monalizumab	14,481	(9,503)	—	(283)	4,696
Sanofi (2022) option	—	—	5,000	—	5,000
Sanofi (2022) services	—	(172)	1,500	—	1,328
Total	14,481	(9,675)	5,000	(283)	11,024

Innate Pharma |Half-year financial report June 30, 2024 | 37

13.2Government financing for research expenditures
The Company receives grants from the European Commission, French government and state organizations in several different forms:
•Research Tax Credits; and
• Investment and operating grants.
As of June 30, 2024 and 2023, an estimate of the research tax credit amount for the first half period is calculated on the basis of eligible expenses over the period.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

(in thousands of euro)	June 30, 2024	June 30, 2023

Research tax credit	4,050	4,854
Grant	2	—
Government financing for research expenditures	4,052	4,854

14.Operating expenses

(in thousands of euro)	June 30, 2024			June 30, 2023
	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs(1)	(15,585)	—	(15,585)	(15,857)	—	(15,857)
Cost of supplies and consumable materials	(1,485)	(153)	(1,638)	(1,410)	(100)	(1,510)
Personnel expenses other than share-based compensation	(7,532)	(3,470)	(11,002)	(7,781)	(3,871)	(11,652)
Share-based compensation	(1,175)	(531)	(1,706)	(905)	(496)	(1,401)
Personnel expenses	(8,707)	(4,001)	(12,708)	(8,686)	(4,367)	(13,053)
Non-scientific advisory and consulting(2)	(124)	(1,934)	(2,058)	(532)	(1,662)	(2,194)
Leasing and maintenance	(490)	(710)	(1,200)	(470)	(445)	(915)
Travel expenses and meeting attendance	(272)	(151)	(423)	(180)	(143)	(323)
Marketing, communication and public relations	(16)	(164)	(180)	(34)	(142)	(176)
Scientific advisory and consulting(3)	(933)	—	(933)	(561)	—	(561)
Other purchases and external expenses	(10)	(1,125)	(1,135)	(13)	(1,153)	(1,166)
Depreciation and amortization	(643)	(503)	(1,146)	(3,044)	(601)	(3,645)
Intellectual property expenses	(568)	(128)	(696)	(570)	(68)	(638)
Other income and (expenses), net	(242)	(714)	(956)	(98)	(464)	(562)
Total operating expenses	(29,076)	(9,582)	(38,657)	(31,453)	(9,144)	(40,597)

(1)The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties.

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(2)Non-scientific advisory and consulting are services performed to support the general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.
14.1Personnel expenses other than share-based compensation

The line item amounted to €11,002 thousand and €11,652 thousand for the six months ended June 30, 2024 and 2023 respectively. The Company had 168 full time equivalent employees as of June 30, 2024, compared to 191 as of June 30, 2023. June 30, 2024, we had 135 employees, in research and development functions, compared to 151 employees as of June 30, 2023. Meanwhile, the administrative staff, totaled 39 people, compared to 45.

14.2Depreciation and amortization

As of June 30, 2023, this amount includes the amortization of the additional payment made to Orega Biotech in 2023 for and amount of €2,000 thousand and the amortization of rights related to the monalizumab for an amount of €651 thousand. As of June 30, 2024, this amount included the amortization of rights related to the monalizumab for an amount of €294 thousand . (see Note 6).

14.3Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

15.Net financial income / (loss)
Net financial income (loss) can be analyzed as follows :

(in thousands of euro)	June 30, 2024	June 30, 2023

Interests on financial assets	1,269	965
Change in valuation allowance on financial instruments	1,471	1,044
Foreign exchange gains	873	1,073
Financial income	3,613	3,083
Foreign exchange losses	(1,763)	(642)
Unrealized losses on financial assets	—	—
Interest on financial liabilities	(300)	(324)
Financial expenses	(2,064)	(966)
Net financial income (loss)	1,549	2,116
For the six months ended June 30, 2024 and 2023, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
Innate Pharma |Half-year financial report June 30, 2024 | 39

16.Income tax / (expense)
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities. The main temporary differences are related to the application of the IFRS 15 standard for fiscal years beginning on or after January 1, 2018, finance leases, provisions for pension commitments and tax loss carryforwards.
The Company did not recognize a current tax expense as of June 30, 2024 regarding a projected tax rate of nil as of December 31, 2024. As of June 30, 2024, the accumulated tax losses carryforwards of Innate Pharma SA were €483,570 thousand with no expiration date (same amount as of December 31, 2023). As of June 30, 2024, the accumulated tax losses carryforwards of Innate Pharma Inc was €15,181 thousand or $16,775 thousand (same amount as of December 31, 2023).
17.Commitments, contingencies and litigation
17.1Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2023:
•non-cancellable purchase commitments as of June 30, 2024 for a total of €6,612 thousand with various CMOs. These commitments are comprised of non-cancellable purchase orders placed during the first half of 2024 with contract manufacturing organizations (CMOs) for the supply of various services in relation with preclinical work for an amount of €3,020 thousand and clinical work for an amount of €3,592 thousand. The execution and billing of these services has not yet started at the date of this report.
•financial commitments with Société Générale in connection with the Company’s subscription of a loan in order to finance the construction of its future headquarters. As security for the loan, the Company pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. At the date of this report, the first investment of €4,200 thousand had matured and the Company obtained its restitution in July 2024 for a total amount of €4,427 thousand, including interest. As of June 30, 2024, the remaining capital of this loan amounted to €9,617 thousand. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The Company was in compliance with this covenant as of December 31, 2023.

17.2Contingencies and litigations
The Company is exposed to contingent liabilities happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation as of June 30, 2024.

17.3Provisions
Provisions amounted to €669 thousand and €774 thousand as of June 30, 2024 and December 31, 2023, respectively. As of June 30, 2024, they mainly consist of provision for charges amounting €586 thousand relating to the employer contribution in respect of the grants of employee equity instruments. In accordance with French
Innate Pharma |Half-year financial report June 30, 2024 | 40

social legislation, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.
As a reminder, on March 16, 2022, the Company received a notice of a tax inspection by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2018 financial years 2020. On February 13, 2024, the Company was informed of the tax authorities conclusions regarding the tax inspection. A definitive amount of €1,367 thousand was determined and classified as short-term tax liabilities as of December 31, 2023. During the first half of 2024, the Company made a payment of €693 thousand.

18.Related party transactions
Members of the Executive Board and Other Executive Members
For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

(in thousands of euro)	June 30, 2024	June 30, 2023

Personnel and other short-term employee benefits	1,713	1,386
Extra pension benefits	21	11
Share-based compensation	519	408
Advisory fees	—	318
Executive Board Members and other Executive Members compensation	2,253	2,123

Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2024 and 2023 respectively.
As of June 30, 2024, the Company has also recognized expenses totaling €184 thousand with companies in which a mandate is held by the identified related parties.
Members of the Supervisory Board
The Company recognized a provision of €163 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2024. This amount includes the compensation for the Chairman of the Supervisory Board.
Related parties
Novo Nordisk A/S is a shareholder, Supervisory Board member and is related to the Company by three licensing agreements related to the drug candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2024, the Company has no liability to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab and IPH5201). The payments between the two companies as well as the liabilities and receivables as of June 30, 2024 are as follows:
Innate Pharma |Half-year financial report June 30, 2024 | 41

	As of June 30,2024
(in thousands of euro)	Payments	Assets/Liabilities

Collection (AstraZeneca to the Company) / Receivables	1,657	394
Payments (the Company to AstraZeneca) / Liabilities	(3,342)	(3,926)
Total	(1,685)	(3,532)

Subsidiaries
The business relationships between the Company and its subsidiary are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.
19.Income / (loss) per share
19.1Basic income / (loss) per share
Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	June 30, 2024	June 30, 2023

Net income/(loss)	(24,764)	1,718
Weighted average number of ordinary shares in circulation	80,872,369	80,319,897
Basic income/(loss) per share (€ per share)	(0.31)	0.02

19.2Diluted income / (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.

In thousands of euro, except for data share	June 30, 2024	June 30, 2023
Net income/(loss) for the period	(24,764)	1,718
Weighted average number of ordinary shares in circulation	80,872,369	80,319,897
Adjustment for share instruments	5,026,389	3,461,439
Diluted income/(loss) per share (€ per share)	(0.31)	0.02

20.Events after the reporting date
On July 25, 2024, the Company received from Takeda a notice of termination of the Exclusive License agreement signed on March 31, 2023. This termination will be effective upon expiry of a 90-day notice period, i.e. on October 24, 2024.

Innate Pharma |Half-year financial report June 30, 2024 | 42

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION
This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L.451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

•the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1, 2024 to June 30, 2024;
•the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Executive Board. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34- standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, September 11, 2024
The Statutory Auditors
French original signed by

PricewaterhouseCoopers Audit             Deloitte & Associés
         Cédric Mazille             Stéphane MENARD
Innate Pharma |Half-year financial report June 30, 2024 | 43

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the condensed consolidated interim financial statements for the six months ended June 30, 2024 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chairman of the Executive Board
Mr Hervé Brailly
Innate Pharma |Half-year financial report June 30, 2024 | 44